Exhibit 99.2

MANAGEMENT'S DISCUSSION & ANALYSIS

The following management discussion and analysis ("MD&A") is management's assessment of the results and financial condition of Hollinger Inc. and its subsidiaries and should be read in conjunction with the unaudited consolidated financial statements for the three months ended June 30, 2007 together with the related notes therein (the "Financial Statements") and with the  audited consolidated financial statements for the year ended March 31, 2007 together with the related notes therein. Unless the context otherwise requires, when used in these notes, the term "Corporation" refers to Hollinger Inc. and its direct and indirect subsidiaries other than Sun-Times Media Group, Inc. ("Sun-Times", formerly Hollinger International Inc.) and its subsidiaries.

Except as otherwise stated, all dollar amounts are in Canadian dollars and tabular amounts are in thousands of dollars.  The date of this interim MD&A is August 8, 2007.

Forward-Looking Statements

This interim MD&A contains certain forward-looking statements.  Words such as "will", "expects", "anticipates", "intends", "plans", "believes", "seeks", "estimates" and variations of such words and similar expressions are intended to identify these forward-looking statements.  Specifically, and without limiting the generality of the foregoing, all statements included in this interim MD&A that address activities, events or developments that the Corporation expects or anticipates will or may occur in the future, including such items as business strategies and measures to implement such strategies, competitive strengths, goals, expansion and growth, or references to the litigation or future success of the Corporation, its subsidiaries and the companies in which the Corporation has investments are forward-looking statements.  Actual results could differ materially from those reflected in the forward-looking statements as a result of:  (i) general economic market or business conditions; (ii) the opportunities (or lack thereof) that may be presented to and pursued by the Corporation; (iii) competitive or other actions by other entities; (iv) changes in laws; (v) the outcome of litigation or regulatory proceedings; and (vi) other factors, many of which are beyond the control of the Corporation.  See the Corporation's Annual Information Form for the year ended March 31, 2007 dated June 29, 2007 (the "Annual Information Form") filed with Canadian Securities regulators and available on SEDAR at www.sedar.com for a full description of the risk factors that affect the Corporation.

Overview

The principles underlying the preparation of management's discussion and analysis, as outlined in National Instrument 51-102 – Continuous Disclosure Obligations, are predicated on the issuer having an active business operation, including the business activity of buying, holding and selling investments. For the financial statement periods covered by this interim MD&A, the Corporation has largely been driven by a unique set of challenges that have effectively caused the Corporation to cease its business activities, consisting primarily of newspaper publishing, as conducted prior to 2003.  Much of management's time and effort during the past few years has been devoted to dealing with numerous and complex litigation matters, Canadian and U.S.

regulatory compliance issues, court-ordered third party investigations and defaults under its secured indebtedness.

Hollinger Inc. is an open-end investment holding corporation and a "mutual fund corporation" under the Income Tax Act (Canada).

The Corporation's principal asset is its interest in Sun-Times, in which it currently holds an approximate 70.0% voting interest and 19.7% equity interest.  Sun-Times is a newspaper publisher with assets that include the Chicago Sun-Times and a number of community newspapers in the Chicago area.

On July 20, 2007, the Corporation became aware of the fact that Davidson Kempner Partners ("DK"), a holder of a significant percentage of the Secured Notes (see note 10), had been engaged in negotiations directly with Sun-Times involving a proposed settlement of all outstanding issues between Sun-Times, the Applicants and the Secured Note holders, without the knowledge of or involvement of the Applicants (see note 1).  These negotiations between DK and Sun-Times led to a restructuring proposal being presented to the Applicants (the "DK/Sun-Times Proposal") on July 20, 2007.  While the terms of the DK/Sun-Times Proposal are confidential, it provides for significant benefits to DK and Sun-Times, to the detriment of the Applicants.  In particular, it seeks to eliminate the Applicants' economic interests as shareholders of Sun-Times, and therefore the ability of the Applicants to proceed with a value enhancing process at Sun-Times.

On July 24, 2007, the Corporation advised Sun-Times in writing that, notwithstanding the Corporation's initial reaction to the unfavourable terms of the DK/Sun-Times Proposal, in order to fully consider its terms, the Corporation would need to receive certain information and documents from Sun-Times.  To date, the Corporation has not received any of the requested information or documents.

On Friday, July 27, 2007, the Corporation was advised by a representative of DK that the DK/Sun-Times Proposal would not be amended in any manner as it affects the Secured Note holders, and that the Applicants had until Wednesday, August 1, 2007 to confirm that they were prepared to accept the terms.  The representative of DK further advised that if the DK/Sun-Times Proposal had not been accepted by the Corporation by that date, that DK would take steps to accelerate the indebtedness owing under the Secured Notes.

On July 31, 2007 the Corporation, as the holder of a majority in voting interest of the common stock of Sun-Times, delivered a written consent in lieu of a meeting to Sun-Times adopting resolutions that (i) removed three current directors from the Sun-Times Board of Directors, (ii) increased the size of the Sun-Times Board of Directors to eleven directors and (iii) elected each of William E. Aziz, Brent D. Baird, Albrecht Bellstedt, Peter Dey, Edward C. Hannah and G. Wesley Voorheis as directors to the Sun-Times Board of Directors.

On August 1, 2007 (the "Filing Date"), the Corporation obtained an order (the "Initial Order") from the Ontario Superior Court of Justice (the "Ontario Court") granting it creditor protection under the Companies' Creditors Arrangement Act (the "CCAA"). The Initial Order may be amended throughout the CCAA proceedings on motions from the Corporation, its creditors, and other interested stakeholders. On the same date, the Corporation made a concurrent petition for an Order under Chapter 15 of the United States Bankruptcy Code. These proceedings include the Corporation and its wholly-owned subsidiaries, Sugra Limited ("Sugra") and 4322525 Canada Inc. ("4322525") only (collectively referred to as the "Applicants").  During the stay period, the Applicants are authorized to continue operations. Ernst & Young Inc. was appointed by the Ontario Court as monitor (the "Monitor") in the Canadian proceedings and will be reporting to the Ontario Court from time-to-time on the Applicants' cash flow and on other developments during the proceedings.   The Initial Order and the U.S. proceedings provided for an initial stay period of 30 days and may potentially be extended to such later dates as the Ontario Court may order. The purpose of the Initial Order and stay of proceedings was to provide the Applicants with relief designed to stabilize their operations and business relationships with their customers, suppliers, employees, and creditors.

The CCAA proceedings have triggered defaults under substantially all debt obligations of the Applicants (see note 10).  The Initial Order generally stays actions against the Applicants including steps to collect indebtedness incurred by the Applicants prior to the Filing Date and actions to exercise control over the Applicants' property. The Initial Order grants the Applicants the authority to pay outstanding and future wages, compensation, salaries, employee and pension benefits, vacation pay, retention and similar bonuses and other obligations to employees; the costs of goods and services, both operating and of a capital nature, provided or supplied after the date of the Initial Order; rent under existing arrangements payable after the date of the filing; and such other reasonable amounts as are necessary for the Applicants to carry on business in the ordinary course, with the concurrence of the Monitor.

On August 1, 2007, the Corporation announced that on July 31, 2007 it entered into an agreement to settle securities class action suits pending against the Corporation, Sun-Times and a number of its former directors and officers in the United States and Canada, and an agreement to settle litigation over the directors and officers insurance coverage of the Corporation. These agreements are subject to court approval in the United States and Canada. If approved, the securities class action settlement will resolve the claims asserted against Sun-Times, a number of its former directors and officers, certain affiliated companies, Sun-Times' auditor, KPMG LLP, and the Corporation in a consolidated class action in the United States District for the Northern District of Illinois (the "Illinois District Court") entitled In re Hollinger International Inc. Securities Litigation, No. 04C-0834, and in similar actions that have been initiated in Saskatchewan, Ontario, and Quebec, Canada.   Those actions assert, among other things, that from 1999 to 2003, defendants breached U.S. federal, state and/or Canadian law by allegedly making misleading disclosures and omissions regarding certain "non-competition" payments and the payment of allegedly excessive management fees.  The Corporation's settlement of the securities class action lawsuits will be funded entirely by proceeds from its insurance policies. The settlement includes no admission of liability by the Corporation or any of the settling defendants, and the Corporation continues to deny any such liability or damages.

In addition, the Corporation's insurers will deposit $24.5 million in insurance proceeds into an escrow account to fund defence costs incurred in the securities class action and other litigation or other claimed losses. The insurance carriers will then be released from any other claims for the July 1, 2002 to July 1, 2003 policy period. The Corporation and other parties, including Sun-Times, will then seek a judicial determination regarding how to allocate the $24.5 million in insurance proceeds among the insureds who assert claims to the proceeds. Sun-Times and the Corporation have had negotiations concerning how any such proceeds awarded to them should be allocated between the two companies. If they cannot reach an agreement on that issue, they have agreed to resolve it through binding arbitration.

The securities class action settlement is conditioned upon prior approval of the insurance settlement, and the insurance settlement agreement is conditioned upon subsequent approval of the class action settlement. The parties will seek these approvals in the appropriate courts in the United States and Canada.

As a result of the Corporation's inability to file its financial statements on a timely basis, on June 1, 2004, the Ontario Securities Commission (the "OSC") issued a management and insider cease trade order (the "MCTO") prohibiting certain then current and former directors, officers and insiders of the Corporation from trading in securities of the Corporation until the MCTO is revoked.  On December 7, 2006, the Corporation obtained a decision from certain Canadian securities regulatory authorities permitting the Corporation to file its 2004 financial statements on a basis that was not in accordance with GAAP solely with respect to the presentation of its deficit as at January 1, 2004.  On March 7, 2007, the Corporation filed with Canadian securities regulators, among other things, annual financial statements for the financial years ended December 31, 2004, December 31, 2005 and March 31, 2006 and its interim financial statements for the periods ended June 30, 2006, September 30, 2006 and December 31, 2006.  On April 10, 2007, the OSC issued an order revoking the MCTO.  Subsequent filings are currently up to date.

Through the reporting periods that are the subject of this interim MD&A, the Corporation owned a portfolio of commercial real estate in Canada and, until May 30, 2007, a newspaper publishing business in Costa Rica.  On May 30, 2007, the Corporation sold its remaining newspaper publishing business in Costa Rica, accordingly, the operating results of the publishing business have been presented as discontinued operations in the Financial Statements. Also, as at June 30, 2007, the majority of the Corporation's real estate assets had been sold.  The Corporation currently owns four commercial properties, each of which has been listed for sale.

The Corporation's retractable common shares and Series II preference shares are listed on the Toronto Stock Exchange under the trading symbols HLG.C and HLG.PR.B, respectively.

Historically, the Corporation's primary sources of cash flows were dividends received from Sun-Times and proceeds from the sale of its real estate holdings.  On December 13, 2006, Sun-Times suspended its quarterly dividend of five cents (US$0.05) per share.  The Corporation's cash expenses principally relate to legal and advisory fees and interest expenses.

References to "note" below are to the notes to the Financial Statements.

Basis of Presentation and Going Concern

The Financial Statements were prepared using the same Canadian generally accepted accounting principles ("GAAP") as applied by the Corporation prior to the filing for CCAA.  While the Applicants have filed for and been granted creditor protection, these consolidated financial statements continue to be prepared using the going concern concept, which assumes that the Corporation will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The creditor protection proceedings provide the Corporation with a period of time to stabilize its operations and financial condition and develop a plan.

Management believes that these actions make the going concern basis appropriate. However, it is not possible to predict the outcome of these proceedings and accordingly substantial doubt exists as to whether the Corporation will be able to continue as a going concern.  Further, it is not possible to predict whether the actions taken in any restructuring will result in improvements to the financial condition of the Corporation sufficient to allow it to continue as a going concern.  If a restructuring plan is not approved and the Corporation fails to emerge from CCAA, the Corporation could be forced into liquidation of the Applicants' assets.  Under a liquidation scenario, adjustments would be necessary to the carrying amounts and/or classification of assets and liabilities, and expenses in these consolidated financial statements.

The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the indentures  (collectively, the "Indentures") governing its 11.875% senior secured notes due 2011 (the "Secured Notes") (see note 10), contingent liabilities related to various disputes, investigations and legal proceedings (see notes 12, 13 and 14), the suspension of dividends by Sun-Times in December 2006, the decline in the trading value of the Sun-Times Class A shares, the Corporation's limited cash resources, its continuing excess of cash outflows over its cash inflows and the depletion of the Corporation's non-core assets.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for the Financial Statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

Use of Non-GAAP Measures

The Corporation has not used any non-GAAP measures in this interim MD&A.

Results of Operations for the Three Months ended June 30, 2007 compared to Three Months ended June 30, 2006

Discontinued Operations

On May 30, 2007, the Corporation sold all of the shares it held in Editorial La Razon S.A. ("ELR"), a Costa Rican company, to SRB CR Limitada, a Costa Rican corporation, for proceeds of $2.1 million (US $2.0 million), less selling expenses of $90,000.  In 1990 the Corporation had begun acquiring an interest in ELR, which owns and publishes La Republica newspaper in San Jose, Costa Rica, a small circulation daily newspaper focused on the broader business community in Costa Rica. Its principal revenue sources are advertising, circulation and commercial printing.

Because of the distinct nature of its business, ELR has identifiable operations and cash flows that are clearly distinguishable from the rest of the Corporation. The operating results of ELR have been eliminated from the Corporation's current operations as a result of the sale and the Corporation does not have a significant continuing involvement in the operations of ELR after

May 30, 2007. Accordingly, ELR has been reported as a discontinued operation in the Corporation's results of operations for the period ended June 30, 2007 and the prior fiscal period.

The net assets of ELR at May 30, 2007 were as follows:

Total assets
Current assets	$1,306
Long-term assets	607
1,913
Total liabilities
Current liabilities	2,078
Long-term liabilities	-
2,078

Net liabilities of discontinued operations	$(165)

A summary of operating data for the three months ended June 30, 2007 compared to the three months ended June 30, 2006 is set out below:

	Three months ended June 30, 2007	Three months ended June 30, 2006
REVENUE	$584	$1,848
EXPENSES	17,842	10,993
OTHER GAINS (LOSSES)	19,917	(6,572)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	2,659	(15,717)
RECOVERY OF INCOME TAXES	(1,993)	(1,765)
NET INCOME (LOSS) FROM CONTINUING OPERATIONS	4,652	(13,952)
GAIN FROM DISCONTINUED OPERATIONS	2,300	72
NET INCOME (LOSS)	$6,952	$(13,880)
INCOME (LOSS) PER RETRACTABLE COMMON SHARE FROM CONTINUING OPERATIONS AND DISCONTINUED OPERATIONS – Basic and diluted	$0.20	$(0.40)
Weighted average shares outstanding – basic and diluted	34,945,776	34,945,776

Revenue

Revenue is comprised of the following:

	Three months ended June 30, 2007	Three months ended June 30, 2006
Interest income	$527	$686
Sun-Times' regular quarterly dividends of US$0.05 per Class A and Class B share	-	884
Investment and dividend income	527	1,570
Other revenues	57	278
	$584	$1,848

Interest income

Interest income is comprised principally of interest revenue from the investment of funds received from the sale of its real estate properties.  For the three months ended June 30, 2007, interest income from the investment of funds was $527,000, compared with $686,000 for the three months ended June 30, 2006.  The surplus funds giving rise to this interest in the three months ended June 30, 2007 are primarily from proceeds of real estate sales and the sale of a vendor take-back mortgage.  The surplus funds giving rise to interest in the three months ended June 30, 2006 were primarily surplus funds from a special dividend received from Sun-Times in January and February of 2005.

Interest income related to Domgroup's remaining mortgages receivable was $46,813 during the three months ended June 30, 2007, compared with $44,107 for the three months ended June 30, 2006.

Dividend income

The Corporation ceased to receive any dividend income following December 13, 2006 from its investment in Class A and Class B shares of Sun-Times.  Dividend income is recorded on the ex-dividend date and when collectibility is reasonably assured.  Withholding taxes at the rate of 5% are recorded in income tax expense.

There was no change in the number of Class A and Class B shares of Sun-Times held by the Corporation at June 30, 2007 and June 30, 2006.

The Corporation received no dividend income for the three months ended June 30, 2007.  Dividend income for the three months ended June 30, 2006 reflects one dividend from Sun-Times of US$0.05 per share.

Other revenues

Other revenues are comprised principally of rental income from leases of various real estate properties.

Other revenues for the three months ended June 30, 2007 were $57,000 compared with $278,000 for the three months ended June 30, 2006.  The decline in rental revenue is due to the sale of two real estate properties and the expiry of a headlease on a third property.

Expenses

	Three months ended June 30, 2007	Three months ended June 30, 2006
Total expenses as reported	$17,842	$10,993

General and administrative expenses

	Three months ended June 30, 2007	Three months ended June 30, 2006
General and administration, including Corporate office costs, management and employee costs, public company costs and non-income related tax expenses	$601	$757
Capital Tax	61	366
Related to obligations under a defined benefit pension plan for employees of the Corporation	460	-
Directors' and officers' insurance	403	473
	$1,525	$1,596

During the three months ended June 30, 2007, general and administrative expenses were $1.5 million, compared to the three months ended June 30, 2006 which were $1.6 million.  General and administrative costs relating to corporate office costs, management and employee costs, public company costs and non-income related tax expenses have declined from $757,000  for the three months ended June 30, 2006 to $601,000 for the same period ended June 30, 2007.  The decline of $156,000 is primarily due to a move from the 10 Toronto Street property to new office space and a reduction of corporate office staff.  In the three months ended June 30, 2007, the Corporation paid capital tax of $61,000 compared to $366,000 in the three months ended June 30, 2006.  The tax in 2006 relates primarily to taxes assessed on cash surpluses from 2005 resulting from the special dividends received from Sun-Times of US$82.4 million.  General and Administration expenses also include an amount accrued in respect of a defined benefit pension plan sponsored by The Ravelston Corporation Limited ("RCL") for various individuals, some of whom were or are employees of the Corporation and are former employees of RCL.  The amount accrued in the three months ended June 30, 2007 is $460,000 bringing the total obligation to $660,000.

Stock-based compensation

	Three months ended June 30, 2007	Three months ended June 30, 2006
Stock-based compensation	$550	$27

Stock option expense for the three months ended June 30, 2007 relates solely to options issued during the three months ended June 30, 2007 to the Chief Executive Officer of the Corporation.  The stock option expense for the three months ended June 30, 2006 relates to options issued in 2005 to the former Chief Restructuring Officer.

The Corporation granted options to purchase an aggregate of 1,000,000 common shares in the three-month period ended June 30, 2007. At June 30, 2007, there were 2,000,000 fully-vested options outstanding, having a weighted average exercise price of $3.10 per share.

The expense for accounting purposes using the Black-Scholes pricing model has been determined to be $550,000 for the three-month period ended June 30, 2007, relating to the options granted in this period. The principal assumptions used in applying the Black-Scholes option-pricing model were a risk-free interest rate of 4.16%, a volatility factor of 105.69%, no dividend yield and an expected life of five years.

There were no options granted in the three-month period ended June 30, 2006, however, an expense of $27,000 was recorded relating to the vesting of options granted during the year ended December 31, 2005.

At June 30, 2007, there were 2,000,000 options outstanding, with 1,000,000 having an exercise price of $5.50 per share and 1,000,000 having an exercise price of $0.70 per share, compared to 1,000,000 options outstanding at June 30, 2006 having an exercise price of $5.50 per share.

Professional fees and other expenses (net)

	Three months ended June 30, 2007	Three months ended June 30, 2006
Legal and advisory fees	$5,277	$4,682
Other
Gain on settlement of litigation		(975)
Reversal of accrued liability: Catalyst	(1,975)
	$3,302	$3,707

During the three months ended June 30, 2007, professional fees and other expenses were $3.3 million, compared to $3.7 million for the three months ended June 30, 2006.  Legal and advisory fees increased by $595,000 primarily relating to additional litigation costs.

On July 12, 2007, the Corporation paid $2.0 million to Catalyst Fund General Partner I Inc. ("Catalyst") in settlement of the demand for $4.0 million by Catalyst for costs relating to professional fees and disbursements incurred by Catalyst in connection with the inspection and litigation in which the Corporation and Catalyst were parties (see notes 4(g) and 19(a)).  The full amount of the claim was previously accrued.  The Corporation recorded a recovery of $2.0 million at June 30, 2007, being the difference between the original accrued amount and the agreed upon settlement amount.

Other fees for the three months ended June 30, 2006 are partially offset by a $975,000 litigation settlement in favour of the Corporation relating to a previously held investment.

During the three-month period ended June 30, 2007, the Corporation entered into a consulting services agreement, effective April 16, 2007, pursuant to which G. Wesley Voorheis was appointed to serve as Chief Executive Officer of the Corporation.  Under the terms of the consulting services agreement, the Corporation agreed to pay VC & Co. Incorporated ("VC & Co."), a corporation controlled by Mr. Voorheis, a base fee of $75,000 per month and VC & Co. is eligible for additional milestone fees based on a substantial completion of certain milestone achievements.  The Corporation also paid VC & Co. $180,000 in respect of accomplishments of Mr. Voorheis since the commencement of his services during the period from January 15, 2007 to April 15, 2007.

Legal fees indemnity

	Three months ended June 30, 2007	Three months ended June 30, 2006
Legal fees indemnity	$7,584	$-

During the three months ended June 30, 2007, the Corporation increased its provision by $7.6 million for disputed amounts potentially due to Sun-Times and others relating to indemnities of the Corporation's former directors and officers (see note 4(d)), compared to the three months ended June 30, 2006.

The total amount of the provision reflects an estimate of possible claims for legal fees incurred up to the balance sheet date under the terms of these indemnities, based on correspondence received by the Corporation.  Such claims may exceed the amounts estimated if billings for legal fees are not made on a timely basis.

Interest Expense – External

	Three months ended June 30, 2007	Three months ended June 30, 2006
Secured Notes	$3,183	$3,360
Interest expense - Series II preference shares	–	42
Other interest (net of recoveries)	(499)	203
Total interest expense	$2,684	$3,605

Secured Notes

During the three months ended June 30, 2007 and the three months ended June 30, 2006, the amount of Secured Notes outstanding was constant at US$93 million.  In both periods the interest rate was 12.875% per annum.

Interest Expense – Series II Preference Shares

Each Series II preference share entitles the holder to a dividend equal to the Canadian dollar equivalent on the payment date thereof of any dividend on 0.46 of a Sun-Times Class A share (less any U.S. withholding tax thereon payable by the Corporation).  Such entitlements, net of 5% U.S. withholding tax.  Such dividends are accrued based on the ex-dividend date of the Sun-Times Class A share dividend and the amounts are included in accounts payable and accrued liabilities at each reporting date.

Dividends on the Series II preference shares are not paid until declared by the Corporation.  Under applicable corporate law, the Corporation cannot redeem shares or declare or pay dividends in certain circumstances, including if there are reasonable grounds for believing that the Corporation is, or would after such payment be, unable to pay its liabilities as they become due.

During the three months ended June 30, 2007, no dividends were declared by Sun-Times.  Further, during the same period, no dividends were declared or paid by the Corporation.  During the three months ended June 30, 2006, dividends were accrued, but not declared, in the amount of $42,000.

Other interest (net of recoveries)

Other interest for the three months ended June 30, 2007 relates primarily to a net recovery of tax interest and penalties of $499,000 compared to a net expense of $203,000 for the three months ended June 30, 2006.

Interest Expense – Related Parties

	Three months ended June 30, 2007	Three months ended June 30, 2006
Related to amounts paid by Conrad Black under Strine Judgment	$680	$637
Related to amounts payable to Sun-Times	1,346	1,224
	$2,026	$1,861

Related to Amounts Paid by Conrad Black

Pursuant to an Order and Final Judgment of the Delaware Court of Chancery dated June 28, 2004 (the "Strine Judgment"), the Corporation and Black were ordered to jointly pay Sun-Times an aggregate of US$16.6 million on account of non-compete payments received by the Corporation in prior years, plus accrued interest of US$4.7 million.  On July 16, 2004, Sun-Times was paid US$21.3 million pursuant to this Order, of which US$15.3 million was advanced by Black and US$6.0 million was advanced by the Corporation.  Black has demanded repayment from the Corporation of the amount advanced by him plus interest.  The Corporation disputes any obligation to make restitution to Black (see note 14(d)).  Although the Corporation disputes Black's claim for these amounts and believes that, in any event, it has a valid basis for offsetting any such amount against various unrecorded amounts contingently owing to it by Black, the consolidated balance sheets include a liability to Black for such balance, plus interest accrued at the rate of 12% per annum, which the Corporation understands was the interest rate incurred by Black to finance the payment.  The amounts contingently owing to the Corporation by Black include amounts claimed in respect of the non-compete payments.

Related to Amounts Payable to Sun-Times

This balance includes an amended promissory note of the Corporation in favour of Sun-Times dated March 10, 2003 in the principal amount of US$20.4 million.  The principal amount of this promissory note bears interest at a rate of 14.25% per annum if interest is paid in cash (and 16.50% per annum if paid in kind).  The aggregate outstanding principal and accrued interest was $38.7 million (US$36.4 million) at June 30, 2007, compared to $35.2 million (US$31.6 million) at June 30, 2006.  Interest is calculated quarterly and all amounts owing under this promissory note are payable on demand after March 1, 2011.

Other (gains) loss

	Three months ended June 30, 2007	Three months ended June 30, 2006
Unrealized loss on investments	$1,558	$13,196
Unrealized (gains) on Series II preference shares	$(77)	$(655)

Investments

Sun Times Class A and Class B shares

The investment in Sun-Times Class A and Class B shares is valued at the current bid price of the Class A shares at the end of the reporting period.

Three Months ended June 30, 2007 compared to Three Months ended June 30, 2006

At June 30, 2007, the bid price of a Sun-Times Class A share was $5.55 (US$5.22), compared to $8.93 (US$8.01) at June 30, 2006 representing a decrease of $3.38 (US$2.79) per share.  The unrealized loss from June 30, 2006 to June 30, 2007 is $53.3 million of which $1.6 million is recorded in the three-month period ended June 30, 2007.  At each reporting date, the Corporation held an aggregate of 15,772,923 Sun Times Class A and Class B shares.

During the three months ended June 30, 2007, the Corporation recorded an unrealized loss of $1.6 million (compared to an unrealized loss of $13.2 million for the three months ended June 30, 2006) relating to the decrease in the fair value of its investment in Sun-Times, including the effects of currency exchange rates, based on the last bid price of a Sun-Times Class A share.

Series II preference shares

The Series II preference shares of the Corporation are recorded in the accounts based on the fair value, being the bid price, of the Sun-Times Class A shares for which they are exchangeable.  The Series II preference shares are redeemable at the holder's option for 0.46 of a Sun-Times Class A share held by the Corporation for each Series II preference share.

At June 30, 2007, the equivalent value of a Series II preference share was $2.55, compared with the equivalent fair value of $4.11 at June 30, 2006 representing a decrease of $1.56 per share.  The cumulative unrealized loss from June 30, 2006 to June 30, 2007 of $2.7 million includes a gain of $77,000 recorded in the three-month period ended June 30, 2007.  At each reporting period, there were 1,701,995 Series II preference shares outstanding.

During the three months ended June 30, 2007, the Corporation recorded an unrealized gain of $77,000 (compared to an unrealized gain of $655,000 for the three months ended June 30, 2006) relating to the decrease in the fair value of the Series II preference share liability.

Gain on sale of property

	Three months ended June 30, 2007	Three months ended June 30, 2006
Gain on sale of property	$6,702	$–

On May 8, 2007 the Corporation sold its Toronto corporate office at 10 Toronto Street for $14 million, resulting in a gain on sale of $6.7 million.

Net foreign currency gains

	Three months ended June 30, 2007	Three months ended June 30, 2006
Bank and short-term investments	$473	1,802
Secured Notes and accrued interest	(8,422)	(4,888)
Dividend payable on Series II preference shares	(403)	(235)
Amounts due Sun-Times	(3,148)	(1,676)
Disputed amounts due Sun-Times	(1,407)	(399)
Disputed amounts due Black	(1,896)	(977)
Other	107	404
Net foreign currency gains	$(14,696)	$(5,969)

The exchange rates used for translation of US dollar denominated financial statement line items, were as follows:

	Three months ended June 30, 2007	Three months ended June 30, 2006
Balance sheet reporting date	1.0634	1.1150
Percentage decline from March 31	(7.77%)	(4.46%)

The Corporation's principal assets denominated in US dollars were its investment in Sun-Times Class A and B shares, its support receivable from RMI, and its portion of cash and cash equivalents held in US dollars.

The foreign exchange loss on the investment in shares of Sun-Times for the three months ended June 30, 2007 of $7.4 million is included in the total unrealized loss of $1.6 million in the Consolidated Statements of Operations and not included in the net foreign currency gains.

The Series II preference shares are denominated in Canadian dollars, however their fair value adjustment is based on the US dollar bid price of the Sun-Times Class A shares.  As a result, this exposes the Corporation to fluctuations in the US dollar.  The effect of these fluctuations, a foreign exchange loss of $366,000 for the three months ended June 30, 2007, net of a gain on the increased bid price of $289,000, is included in the unrealized gains on the Series II preference shares in the Consolidated Statements of Operations, not in the net foreign currency gains.

The support receivable from RMI was US$84.5 million at June 30, 2007 up US$3.5 million from March 31, 2007.  Since the receipt of this receivable is uncertain, the Company takes a full provision on this amount thus eliminating any foreign exchange effect this balance might otherwise have on the statements.

The foreign exchange loss on US cash and cash equivalents was $473,000 for the three months ended June 30, 2007 compared with $1.8 million for the three months ended June 30, 2006.

The Secured Notes (see note 10), dividends payable on the Series II preference shares (see note 9), amounts due to Sun-Times (see note 4), disputed amounts due to Sun-Times relating to indemnities of former directors and officers (see note 4) and disputed amounts due to Black (see note 4) account for the majority of the Corporation's foreign currency liabilities.

The principal of the Secured Notes at June 30, 2007 and March 31, 2007 was US$93 million.  Together with interest accrued thereon, these amounts payable generated a foreign exchange gain of $8.4 million in the three months ended June 30, 2007.  Accrued dividends on Series II preference shares was US$4.5 million throughout the same period and generated a foreign exchange gain of $403,000.  The Sun-Times loan payable in the principal amount of US$20.4 million plus accrued interest generated a foreign exchange gain of $3.1 million.  The disputed amounts due Sun-Times of US$22.8 million at June 30, 2007, up from US$15.7 million on March 31, 2007, generated a gain of $1.4 million while the disputed amounts due Black in the principal amount of US$15.3 plus accrued interest thereon generated a foreign exchange gain of $1.9 million in the three months ended June 30, 2007.

Net Income from Continuing Operations Before Provision for Income Taxes

Net income from continuing operations before taxes was $2.7 million for the three months ended June 30, 2007, compared with a net loss before taxes of $15.7 million for the three months ended June 30, 2006.

Provision for Income Taxes

Recovery of income taxes was $2.0 million in the three months ended June 30, 2007, which was materially unchanged compared with the three months ended June 30, 2006.  These amounts are largely accounting recoveries and will not result in any increase in cash balances of the Corporation.

The benefit of tax losses is not recorded unless the Corporation has determined that it is more likely than not that it will utilize losses.  Income tax recovery relates principally to the tax impact of the mark-to-market adjustments on the Sun-Times shares owned by the Corporation which are recorded at capital gains rates, rather than basic income rates.

Gain from Discontinued Operations

The following revenues and expenses of ELR have been reclassified from continuing operations to income from discontinued operations:

	Three months ended June 30, 2007	Three months ended June 30, 2006
Revenues	$718	$838
Expenses	585	735
Income from operating activities	133	103
Income tax expense	41	31
Income from discontinued operations, net of tax	92	72
Net liabilities of discontinued operations	165	-
Proceeds on sale, net of expenses of $90	2,043	-
Income from discontinued operations, net of tax	$2,300	$72

Net Income and Basic and Diluted Income Per Retractable Share

Net income for the three months ended June 30, 2007 was $7.0 million, compared with a net loss of $13.9 million for the three months ended June 30, 2006.

Basic and diluted income per retractable share for the three months ended June 30, 2007 was $0.20, compared to a loss per retractable share of $0.40 for the three months ended June 30, 2006.  The weighted average number of retractable and common shares used in the calculation of basic and diluted income per share in both periods was unchanged.

Liquidity and Capital Resources

Reference is made to "Basis of Presentation and Going Concern" at the beginning of this interim MD&A.  The Corporation has no operating lines of credit and must finance its requirements from available cash and cash flow.

Financial Position

The following chart sets out significant changes in the balance sheet items between June 30, 2007 and March 31, 2007.

	June 30, 2007	March 31, 2007	Explanation of Changes
Current assets	$51,855	$40,694	(1)
Amount due from related parties			(2)
Mortgages receivable	-	11,445	(3)
Investments	87,617	89,174	(4)
Property and equipment	727	694	(5)
Non-current restricted cash	1,747	1,751	(6)
Future income tax assets	10,618	10,851	(7)
Long-Term Assets of Discontinued Operations	–	682	(8)
	$152,564	$155,291

Secured Notes (current)	$98,896	$107,229	(9)
Other current liabilities	116,502	115,536	(10)
Future income taxes	10,923	13,589	(11)
Post-retirement benefits	9,187	9,436	(12)
	$235,508	$245,790

Explanation of changes

(1)           Current Assets

The increase in current assets of $11.2 million as at June 30, 2007 compared to March 31, 2007 is primarily due to an increase in cash from the proceeds of $12.5 million from the sale of the property at 10 Toronto Street, including $2.9 million placed in trust as a condition of a dispute relating to a claim on the proceeds of the sale; $8.3 million from the proceeds of the sale of the vendor take-back mortgage by the Corporation in connection with the sale of the property at 3087-3101 Dufferin Street and 770 Lawrence Avenue West, Toronto, Ontario; and $2.1 million proceeds from the sale of the discontinued operations.  The increase in cash is partially offset by the reduction in the assets sold and the current assets of the discontinued operations.  A reclassification from long-term assets of $3.2 million relating to the remaining mortgage on 1050 Queensway also increases the current assets.

(2)           Amounts due from related parties

The Corporation has claimed amounts due from RMI of $89.9 million at June 30, 2007 ($93.4 million at March 31, 2007) in connection with RMI's obligations under the Support Agreement.  Amounts owing by RMI under the Support Agreement are denominated in US$ and translated at the reportingdate.  Amounts do not accrue interest and are unsecured obligations of RMI.

Pursuant to the Contribution Agreement, RCL unconditionally guaranteed RMI's obligations under the Support Agreement, with such guarantee supported by a pledge of the RCL investment in shares of RMI (see note 4(b)).

The decrease in the amount due from RMI of $3.5 million from March 31, 2007 to June 30, 2007 is due to an accrual of $3.7 million (US$3.5 million) for support receivable offset by $7.2 million in unrealized foreign currency depreciation due to the change in US currency relative to the Canadian dollar.

(3)           Mortgages Receivable

The Corporation's long-term mortgage receivable balance decreased to $nil at June 30, 2007 from $11.4 million at March 31, 2007.  This decrease reflects the sale of the Dufferin and Lawrence property for proceeds of $8.3 million and the reclassification of the remaining $3.1 million mortgage receivable to current assets.

(4)           Investments

 The decrease in investments as at June 30, 2007 is $1.6 million compared to March 31, 2007, which relates to the decrease in the fair value of the Sun-Times Class A and Class B shares owned by the Corporation.  The decrease in the fair value of the investment resulted from an unrealized gain of $5.8 million due to the increase in the US$ bid price offset by an unrealized loss on the investment of $7.4 million due to the appreciation of the Canadian dollar over the three-month period.  There was no change in the number of Class A and Class B shares of Sun-Times (in aggregate, 15,772,923) owned by the Corporation during the period.

(5)           Property and Equipment

The increase of $33,000 in property and equipment as at June 30, 2007 compared to March 31, 2007 is principally due to $134,000 of leasehold improvements to the new leased corporate offices offset by a write-off of $85,000 of fixtures at the 10 Toronto Street property which was sold on May 7, 2007.

(6)           Non-current Restricted Cash

There was no material change in the non-current restricted cash as at June 30, 2007 compared to March 31, 2007.  The decrease relates to interest on the funds net of expenses of the trusts (see note 3).

(7)           Future Income Tax Assets

Future income tax assets of $10.6 million as at June 30, 2007 were reduced from $10.9 million at March 31, 2007 primarily due to a recovery of Ontario Corporate Minimum Tax of $300,000.  This recovery is a result of the sale of the vendor-take-back mortgage relating to the 3087-3101 Dufferin Street and 77 Lawrence Avenue West, Toronto, Ontario property (see note 5).

(8)           Long-Term Assets of Discontinued Operations

The property and equipment of ELR as at March 31, 2007 have been separately disclosed in accordance with discontinued operations presentation (see note 2).  As ELR was sold effective May 30, 2007, there was no asset balance as at June 30, 2007.

(9)           Secured Notes

As at June 30, 2007, the Corporation was not in compliance with certain covenants and, as a result, the outstanding amount of the Secured Notes has been classified as a current liability on the Corporation's consolidated balance sheet.  The reduction in the amount of liability in respect of the Secured Notes of $8.3 million is a result of an unrealized foreign exchange gain due to the change in the translation rate of the US currency from 1.1530 at March 31, 2007 to 1.0634 at June 30, 2007.

 (10)           Other Current Liabilities

The increase of $966,000 in other current liabilities from $115.5 million at March 31, 2007 to $116.5 million at June 30, 2007 is principally due to a $7.6 million increase in the accrued liability to Sun-Times with respect to indemnities of former directors and officers plus accrued interest on the Secured Notes and payables to related parties, offset by unrealized foreign exchange gains and a $2.0 million gain recognized as a result of a settlement with respect to previously recorded claims by Catalyst (see notes 4(g) and 19(a)).

(11)           Future Income Taxes

The liability recorded by the Corporation in respect of future income taxes for the three months ended June 30, 2007 was $10.9 million, down $2.7 million from March 31, 2007.  This decrease was primarily attributable to the fact that future income tax liabilities of $1.6 million relating to the sale of the vendor-take-back mortgage (see note 5) was reclassified from long-term to current.  In addition, $300,000 of the decrease results from the declining value of the investment in Sun-Times shares and the future tax liability projected based on the sale of that investment.  The balance of $800,000 relates to reduction in the future tax related to the unrealized foreign exchange gain on the US$ debt to Sun-Times.

(12)           Post-Retirement Benefits

There was no material change in post-retirement benefits as at June 30, 2007 compared to March 31, 2007.  The liability as at March 31, 2007 was determined by a third-party actuarial report at March 31, 2007.  The decrease of $249,000 for the three months ended June 30, 2007 relates to amounts paid by the Corporation during the period.

Liquidity – Summary of operating, investing and financing activities

	Three months ended June 30, 2007	Three months ended June 30, 2006
CASH FLOWS FROM:
OPERATING ACTIVITIES	$(7,788)	$(5,877)
INVESTING ACTIVITIES	18,524	5,189
DISCONTINUED OPERATIONS	2,030	24
CHANGE IN CASH AND CASH EQUIVALENTS DURING THE PERIOD	12,766	(664)
CASH AND CASH EQUIVALENTS – Beginning of period	30,788	18,454
CASH AND CASH EQUIVALENTS – End of period	$43,554	$17,790

Cash Flows – Three Months ended June 30, 2007 compared to Three Months ended June 30, 2006

Operating

Negative cash flows from operating activities during the three months ended June 30, 2007 were $7.8 million compared to $5.9 million for the three months ended June 30, 2006.  For the three months ended June 30, 2007, the Corporation recorded no dividend revenue from Sun-Times, compared to $884,000 million for the three months ended June 30, 2006.

Financing

There were no cash flows provided by financing activities during the three months ended June 30, 2007 and the three months ended June 30, 2006.

Investing

Cash flows provided by investing activities during the three months ended June 30, 2007 were $18.5 million, compared to cash flows of $5.2 million for the three months ended June 30, 2006.  The primary contributors to investing activities in the three months ended June 30, 2007 were $13.2 million from the sale of the 10 Toronto Street property and $8.3 million from the sale of a mortgage receivable on a property at Dufferin Street and Lawrence Avenue West, Toronto, Ontario.  The cash flow is partially offset by a $2.9 million contribution to an interest bearing trust as a condition of an agreement with Morneau Sobeco relating to a lien on the property at 10 Toronto Street.  There were no property sales in the three months ended June 30, 2006.

In the three-month period ended June 30, 2006 the cash flow provided by investing activities primarily related to funds that were released in accordance with SEC escrow arrangements required to be maintained by the Corporation.  These escrow funds have been fully depleted.

Off Balance Sheet Arrangements

The Corporation's off balance sheet arrangements relate primarily to indemnities provided by the Corporation to the initial purchasers of the Secured Notes, to landlords under operating leases, to purchasers in connection with the disposition of assets by the Corporation, as well as indemnities maintained in respect of certain settled claims by former directors and actions for indemnification and contribution in connection with proceedings against certain former directors and related parties.  Information regarding the Corporation's off balance sheet arrangements is set out in note 13 to the Financial Statements, which note is hereby incorporated by reference into this interim MD&A.

Financial Instruments and Other Instruments

The Corporation had no financial instruments other than those that are recognized in the Financial Statements and have been discussed in other sections of this interim MD&A and in documents incorporated by reference herein.

Contractual Obligations

The Corporation's contractual obligations are set out below:
	Payments Due by Period
	Total(1)	Less than 1 year	1-3 years	4-5 years	After 5 years
Retractable Series II preference shares	$4,346	$4,346	$–	$–	$–
Secured notes	98,896	98,896	–	–	–
Accrued interest on secured notes	4,244	4,244
Operating leases	521	336	175	10	–
Total Contractual Obligations	$108,007	$107,822	$175	$10	$–

Note:

(1)  See also Related Party Transactions section below.

Contingencies and Legal Matters

Information regarding the Corporation's contingencies and legal matters is set out in notes 12 and 14 to the Financial Statements, which notes are hereby incorporated by reference into this interim MD&A.

Risk Factors

The risk factors affecting the Corporation, including those relating to Sun-Times, are set out under the caption "Risk Factors" in the Annual Information Form, which section is hereby incorporated by reference into this interim MD&A.

Overview of Sun-Times Media Group Inc.

The Corporation's principal asset is its interest in Sun-Times, in which it holds an approximate 70.0% voting interest and 19.7% equity interest at June 30, 2007.  Information regarding Sun-Times is set out in the Annual Information Form under the caption "Description of the Business – Sun-Times", which section is hereby incorporated by reference into this interim MD&A.

Sun-Times' Shareholders' Rights Plan

Information regarding Sun-Times' Shareholders' Rights Plan is set out in the Annual Information Form under the caption "Corporate Structure – Sun-Times' Shareholders' Rights Plan", which section is hereby incorporated by reference into this interim MD&A.

Outlook

The Financial Statements were prepared in accordance with GAAP using a basis of presentation which assumes that the Corporation will continue in operation for the foreseeable future and be able to realize its assets and discharge its liabilities and commitments in the normal course of business.

Several adverse conditions cast substantial doubt upon the validity of this assumption and, as a result, realization of assets and discharge of liabilities are subject to significant uncertainty.

The Corporation is a holding company and its principal asset is its approximately 70.0% voting and 19.7% equity interest in Sun-Times.  Currently, the Corporation's monthly cash outflows (principally related to interest on the Secured Notes and legal and advisory fees) exceed cash inflows (principally related to Sun-Times dividends, which were suspended in December 2006, rents and interest).  As a result, the Corporation's ability to meet its future financial obligations is, in the absence of dividend income from Sun-Times, dependent upon the availability of cash flows from its outstanding litigation claims, and managed levels of spending on other fees and expenses.

The Corporation's ability to continue as a going concern is uncertain due to the Corporation's non-compliance with certain covenants under the Indentures (see note 10), contingent liabilities related to various disputes, investigations, indemnities and legal proceedings (see notes 12, 13, and 14), the suspension of dividends by Sun-Times, the decline in the trading value of the Sun-Times Class A shares, the Corporation's limited cash resources, the continuing excess of the Corporation's cash outflows over its cash inflows and the depletion of the Corporation's non-core assets.  As such, realization of assets and discharge of liabilities are subject to significant uncertainty.

If the "going concern" assumption were not appropriate for the Financial Statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reported expenses and the balance sheet classifications used.

Related Party Transactions

Information with respect to the Corporation's related party transactions is set out at note 4 to the Financial Statements, which note is hereby incorporated by reference into this interim MD&A.

Employee Future Benefits

Information with respect to the Corporation's liabilities in respect of post-retirement benefits is set out in note 11 to the Financial Statements at March 31, 2007, which note is hereby incorporated by reference into this interim MD&A.

Subsequent Events

Information with respect to events occurring subsequent to the three months ended June 30, 2007 is set out in note 19 to the Financial Statements, which note is hereby incorporated by reference into this interim MD&A.

Critical Accounting Policies

Information with respect to the Corporation's critical accounting policies is set out in note 1 to the Financial Statements, which note is hereby incorporated by reference into this interim MD&A.

Disclosure Controls and Procedures and Internal Controls Over Financial Reporting

The Corporation's Chief Executive Officer and Chief Financial Officer are responsible for establishing and maintaining the Corporation's disclosure controls and procedures and internal controls over financial reporting for the issuer.  They are assisted in fulfilling this responsibility by the management team.  The Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of the Corporation's disclosure controls and procedures and the design of internal controls at June 30, 2007, have concluded that the Corporation's disclosure controls and procedures are adequate and effective to ensure that material information relating to the Corporation and its subsidiaries (other than Sun-Times) would have been known to them.  The Corporation previously identified an internal control weakness in the financial reporting process, specifically a lack of segregation of duties.  Such a lack of segregation of duties is common to many small companies.  Management believes it has now remedied this control weakness as previously disclosed by enhancing the review of the accounting process, by supplementing the existing accounting staff with third party contractors, and by management oversight and approvals.

During the period from June 30, 2007 to the date of this interim MD&A, there were no changes in the Corporation's internal controls over financial reporting that materially affected, or are likely to materially affect, the Corporation's internal control over financial reporting.

Share Capital

As at August 8, 2007, there were outstanding:

34,945,776 retractable common shares
1,701,995 Series II preference shares
2,000,000 stock options

Public Securities Filings

You may access other information about the Corporation, including the Annual Information Form and other disclosure documents, reports, statements or other information that is filed with the Canadian securities regulatory authorities through SEDAR at www.sedar.com.

Material Assumptions

Income Taxes

Income taxes are accounted for using the liability method and the income tax provision is based on the expected tax treatment of transactions recorded in the consolidated financial statements.  Under this method, future tax assets and liabilities are recognized based on differences between the bases of assets and liabilities used for financial statement and income tax purposes, using  36.12%.  In determining the current and future components of the tax provision, management makes assumptions about the expected timing of the reversal of future tax assets and liabilities.  If tax rates change or the timing of reversals is not as anticipated, the tax provision could materially increase or decrease in future periods.

For every material future asset, the likelihood of realization of some portion or all of the asset was evaluated.  If, based on the available evidence, it was determined that it was more likely than not (a likelihood of more than 50%) that all or some portion of a future tax asset will not be realized, a valuation allowance against that asset is recorded.  For the periods reported, the future income tax asset was:

	Asset	Allowance	Net
Three months ended:
June 30, 2007	$90,978	$(80,360)	$10,618
March 31, 2007	$88,720	$(77,869)	$10,851

QUARTERLY INFORMATION (UNAUDITED)

Selected Quarterly Information

	Quarter Ended June 30, 2007	Quarter Ended Mar. 31, 2007	Quarter Ended Dec. 31, 2006	Quarter Ended Sept. 30, 2006	Quarter Ended June 30, 2006	Quarter Ended Mar. 31, 2006	Quarter Ended Dec. 31, 2005	Quarter Ended Sept. 30, 2005
REVENUE	$584	$1,192	$822	$1,749	$1,848	$1,871	$2,111	$2,053

NET FOREIGN CURRENCY GAINS (LOSSES)	14,696	2,886	(7,828)	(422)	5,969	(266)	2,336	5,887

NET INCOME (LOSS) FROM CONTINUING OPERATIONS	4,652	(17,120)	(22,687)	(31,475)	(13,952)	(17,604)	(18,779)	(18,175)

NET GAIN (LOSS) FROM DISCONTINUED OPERATIONS	2,300	78	(2)	(102)	72	47	(171)	111

NET INCOME (LOSS)	$6,952	$(17,042)	$(22,689)	$(31,577)	$(13,880)	$(17,557)	$(18,950)	$(18,064)

INCOME (LOSS) PER RETRACTABLE COMMON SHARE – Basic and diluted

CONTINUING OPERATIONS	$0.13	$(0.49)	$(0.65)	$(0.90)	$(0.40)	$(0.50)	$(0.54)	$(0.52)

DISCONTINUED OPERATIONS	$0.07	$0.00	$(0.00)	$(0.00)	$0.00	$0.00	$(0.00)	$0.00

NET INCOME (LOSS)	$0.20	$(0.49)	$(0.65)	$(0.90)	$(0.40)	$(0.50)	$(0.54)	$(0.52)

For all the periods presented in the table above, the weighted average number of shares outstanding (both basic and diluted) were 34,945,776.